Exhibit 99.1

Gravitas Education Holdings Inc. Announces Results of the Extraordinary General Meeting on September 11, 2023

BEIJING, Sept. 11, 2023 /PRNewswire/ — Gravitas Education Holdings Inc. (“GEHI” or the “Company”) (NYSE: GEHI), a leading early childhood education service provider in China, today announced the results of the Company’s extraordinary general meeting of shareholders (the “EGM”) held in Beijing today.

14,085,317 Class A ordinary shares of the Company (including Class A ordinary shares represented by the Company’s American depositary shares, or the “ADSs”) and 6,949,141 Class B ordinary shares of the Company entitled to vote at the EGM were present at the EGM in person or by proxy. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. These shares represented approximately 92.7% of the total outstanding votes represented by the Company’s total Class A ordinary shares and Class B ordinary shares outstanding as of the record date on August 7, 2023.

At the EGM, shareholders approved, through a special resolution, the agreement and plan of merger, dated as of April 18, 2023, as it may be amended from time to time (the “Merger Agreement”) by and among the Company, Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon, pursuant to which Best Assistant will form a Cayman Islands exempted company limited by shares (“eLMTree”) as its wholly owned subsidiary and transfer the education business of NetDragon outside of the PRC to eLMTree, and Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”), and any and all transactions contemplated by the Merger Agreement, including the Merger (the “Merger Proposal”). As of the date hereof, Best Assistant has formed eLMTree and eLMTree has executed and delivered a joinder to the Merger Agreement.

At the EGM, shareholders also approved certain additional Merger-related proposals, including:

1.	through a special resolution, that, subject to and conditional upon the Merger becoming effective, the fifth amended and restated memorandum and article of association of the Company be amended and restated by their deletion in their entirety and the substitution of in their place of the sixth amended and restated memorandum and articles of association of the Company (the “A&R MAA”) effective immediately prior to the effective time (the “Effective Time”) of the Merger (the “Amendment Proposal”);

2.	through a special resolution, that, subject to and conditional upon the Merger becoming effective, the name of the Company be changed from “Gravitas Education Holdings, Inc.” to “Mynd.ai, Inc.” effective immediately prior to the Effective Time (the “Name Change”) (the “Name Change Proposal”);

3.	through a special resolution, that, subject to and conditional upon the Merger becoming effective, immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”): (a) the authorized share capital of the Company shall be varied to US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 ordinary shares of a par value of US$0.001 each (each an “Ordinary Share”) and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the A&R MAA, and (b) all Class A ordinary shares of the Company prior to the adoption of the A&R MAA, par value US$0.001 per share (“Class A Ordinary Shares”) and all Class B ordinary shares of the Company prior to the adoption of the A&R MAA, par value US$0.001 per share (“Class B Ordinary Shares”) in the authorized share capital of the Company (including all issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, and all authorized but unissued Class A Ordinary Shares and Class B Ordinary Shares) shall be re-designated as Ordinary Shares (the “Variation of Share Capital Proposal”);

4.	through an ordinary resolution, that the issuance of Merger Consideration (as defined below) at the Effective Time be authorized and approved: at the Effective Time, each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable Ordinary Shares equal to (a) the eLMTree per share value (which is in turn calculated by (i) the eLMTree Equity Value (being US$750,000,000 assuming a normalized level of working capital of no less than US$25,000,000 at the closing of the Merger (the “Closing”)) divided by (ii) the number of ordinary shares of eLMTree that are outstanding immediately prior to the Effective Time), divided by (b) the GEHI per share value (which is in turn calculated by (i) the GEHI Equity Value (being US$50,000,000 assuming the net cash of the Company will be US$15,000,000 at the Closing), divided by (ii) the number of all Class A Ordinary Shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis) (the “Per Share Merger Consideration”, and the aggregate number of Ordinary Shares to be issued by the Company, the “Merger Consideration”), except for (x) all ordinary shares of eLMTree that are owned by the Company, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree immediately prior to the Effective Time (the “Excluded Shares”) which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of eLMTree issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of eLMTree in accordance with Section 238 of the Companies Act (as revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (such ordinary shares of eLMTree being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act (the “Issuance of Merger Consideration Proposal”); and

5.	through an ordinary resolution, that each of the directors and officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital (the “General Authorization Proposal”).

Since each of the above proposals was duly passed, the proposal regarding adjournment as set forth in the Company’s proxy statement dated July 31, 2023 was no longer necessary and not voted upon at the EGM.

The voting results were as follows:

	VOTES FOR	VOTES AGAINST	VOTES ABSTAINED
Merger Proposal	82,065,527	149,700	1,361,500
Amendment Proposal	82,065,507	149,720	1,361,500
Name Change Proposal	82,065,507	149,700	1,361,520
Variation of Share Capital Proposal	82,065,507	149,720	1,361,500
Issuance of Merger Consideration Proposal	82,065,507	149,720	1,361,500
General Authorization Proposal	82,065,507	149,720	1,361,500

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including, among other things, certain regulatory approvals. The Company will work with the other parties to the Merger Agreement towards satisfying all other conditions precedent to the completion of the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible.

About Gravitas Education Holdings, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built itself into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. GEHI’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the Merger, including the equity values, the benefits of the Merger, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the Merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or eLMTree; (iv) risks related to disruption of management time from ongoing business operations due to the Merger; (v) the risk that any announcements relating to the Merger could have adverse effects on the market price of the Company’s securities; (vi) the risk that the Merger and its announcement could have an adverse effect on the ability of eLMTree to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of eLMTree or its businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the Merger, and other documents that the parties may file with or furnish to the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and eLMTree, the Company and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media inquiries, please contact:

In China:

Gravitas Education Holdings, Inc.

Investor Relations

Tel: 86-10-8767-5752

E-mail: ir@geh.com.cn